UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nexvet Biopharma plc

File No. 333-201309 - CF#31568

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Nexvet Biopharma plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 30, 2014.

Based on representations by Nexvet Biopharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 5, 2017
Exhibit 10.2	through September 5, 2017
Exhibit 10.3	through September 5, 2017
Exhibit 10.4	through September 5, 2017
Exhibit 10.5	through September 5, 2017
Exhibit 10.6	through September 5, 2017
Exhibit 10.7	through September 5, 2017
Exhibit 10.8	through September 5, 2017
Exhibit 10.9	through September 5, 2017
Exhibit 10.10	through September 5, 2017
Exhibit 10.11	through September 5, 2017
Exhibit 10.12	through September 5, 2017
Exhibit 10.13	through December 30, 2024
Exhibit 10.14	through December 30, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary